RS Investment Trust

388 Market Street, 17th Floor

San Francisco, CA 94111

February 1, 2012

Mr. Jeffrey Long

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Re: RS Investment Trust (File No. 811-05159)

Dear Mr. Long:

I am Treasurer of RS Investment Trust (the “Trust”) and Chief Financial Officer of RS Investment Management Co. LLC (“RSIM”). This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally by you to me and Glen Wong, Mutual Fund Controller, on January 12, 2011, relating to the Staff’s recent review of certain filings of RS Investment Trust. For convenience of reference, the comments have been summarized before each response.

RS Funds’ 2010 SEC filings, including annual reports, semi-annual reports, prospectus, Form N-SAR, money market fund filings, website and other EDGAR filings.

1. Comment: The Staff is suggesting to all funds whose performance was materially affected by derivatives that Management’s Discussion of Fund Performance in annual shareholder reports should include information regarding the use of derivatives and their impact on performance.

Response: The Trust seeks to provide shareholders with information about the factors that materially affected each fund’s performance during its most recently completed fiscal year in Management’s Discussion of Fund Performance in the annual shareholder reports. A fund whose performance was materially affected by derivatives will discuss this fact in Management’s Discussion of Fund Performance in the Trusts’ annual shareholder reports.

2. Comment: It was noted that the RS Investment Quality Bond Fund had a defaulted security (Lehman Brothers Holdings Capital Trust VII) on the Schedule of Investments in the December 31, 2010 annual report. Form N-SAR item 77 (G) requires a “yes” answer if the Fund holds defaulted securities, plus an additional attachment providing information about the defaulted security. The fund’s N-SAR filing had a “no” answer for this item. An amended Form N-SAR filing is not required.

Response: The Trust has taken note of this filing requirement for purposes of future Form N-SAR filings.

3. Comment: It is the Staff’s view that the Net Expense/Net Investment Income ratios in the Financial Highlights section of any shareholder report should not reflect the effects of custody credits. Proforma ratios including the effects of custody credits may be included in the Financial Highlights footnotes. Please consider whether removing the custody credits from the calculation of the ratios results in a material change to the ratios.

Response: In the December 31, 2010 annual report, only one fund’s (RS Floating Rate Fund) Net Expense Ratio and Net Investment Income Ratio were affected by more than one basis point as a result of including the effects of custody credits. Removal of the custody credits from the calculation of the ratios does not result in a material change to the ratios.

Below are the expense ratios as reported, including custody credits, and the revised expense ratios excluding the custody credits for the RS Floating Rate Fund.

Net Expense Ratios as reported for Class A, C, K and Y were 0.07%, 0.24%, 0.08% and 0.08%, respectively. Net Expense Ratios excluding the effects of custody credits for Class A, C, K and Y are 0.09%, 0.26%, 0.09% and 0.10%, respectively.

Net Investment Income Ratios as reported for Class A, C, K and Y were 5.22%, 5.12%, 5.13% and 5.30%, respectively. Net Investment Income Ratios excluding the effects of custody credits for Class A, C, K and Y are 5.21%, 5.10%, 5.12% and 5.28%, respectively.

The Trust will exclude custody credits from the calculation of the Net Expense Ratios and Net Investment Income Ratios in future filings.

4. Comment: It was noted that disclosures for the RS Investors Fund in the December 31, 2010 annual report for Net Expense Ratios and Expense Limitations did not match.

Response: The difference in the disclosure regarding the Expense Limitations and the Fund’s actual Net Expense Ratios is due to the fact that RS Investments waived its management fee equally across all share classes during the year, which resulted in Classes A, C, and K bearing actual expenses at a lower level than the contractual Expense Limitations for these classes.

5. Comment: It was noted that the Staff calculated RS Small Cap Equity Fund’s technology sector investments, RS Capital Appreciation Fund’s financial services sector investments, and RS Partners Fund’s financial services sector investments at 27%, 29%, and 32% of each Fund’s respective portfolio as of December 31, 2010, and asked the Trust to consider the appropriateness of additional prospectus risk disclosure.

Response: The Trust believes that its current risk disclosure in the Funds’ prospectus describes the principal risks of investing in the Funds. In connection with the upcoming annual update of the Trust’s registration statement, the Trust will consider whether to include additional risk disclosure in light of the Staff’s comment and each fund’s investment strategy and principal investments.

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As requested, we acknowledge that: (i) the foregoing Staff comments or changes to disclosure in response to the foregoing comments do not foreclose the Commission from taking any action with respect to the filings reviewed by the Staff; (ii) the Staff’s review of the filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please feel free to contact me at (415) 591-2813 with any questions you may have.

Sincerely,

/s/ James E. Klescewski

James E. Klescewski
Treasurer
RS Investment Trust

cc: The Trustees of RS Investment Trust